Exhibit 2.1

Execution Version

MASTER PURCHASE AGREEMENT

This Master Purchase Agreement (the “Agreement”) is dated as of April 29, 2015 (“Agreement Date”), by and among Cleveland BioLabs, Inc., a Delaware corporation (“CBLI”), Mikhail Mogutov, an individual (“Mogutov”) and Incuron LLC, a limited liability company formed under the laws of the Russian Federation (“Incuron” and collectively with CBLI and Mogutov, the “Parties” and each a “Party”).

WHEREAS, CBLI owns 46.96% of the participation interests (the “LLC Interests”) in Incuron;

WHEREAS, CBLI desires to sell, and Mogutov desires to purchase, 35.22% of the participation interests in Incuron and desires to have an option to purchase the remaining 11.74% of the participation interests in Incuron (the “Transaction”);

WHEREAS, the Parties hereto desire to confirm their agreement to consummate the Transaction on the terms and subject to the conditions set forth herein, and to set forth the various agreements and actions to be taken by the Parties in order to accomplish the same.

NOW, THEREFORE, in consideration of the foregoing premises, agreements and the mutual covenants herein contained and upon the terms and conditions hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be mutually bound, hereby agree as follows:

1. DEFINITIONS

As used in this Agreement, the following terms shall have the meanings ascribed thereto:

1.1 “Business Day” means a day other than a Saturday, Sunday, or a federal holiday in the United States or the Russian Federation.

1.2 “Closing” has the meaning set forth in Section 3.1.

1.3 “Closing Date” means the date the Russian Purchase Agreement for the transfer of the Initial LLC Interests is fully executed and duly notarized and the Transaction Agreements are delivered by each Party as required by Section 4.

1.4 “Common Stock” means the common stock of CBLI, par value $0.005 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

1.5 “Escrow Agreement” means that certain Escrow Agreement, dated as of April 20, 2015 and in the form of Exhibit A

1.6 “Escrow Agent” means the Person specified in the Escrow Agreement as the escrow agent.

1.7 “Fourth Amendment to Participation Agreement” means that certain Fourth Amendment, dated as of the date hereof and substantially in the form of Exhibit B to that certain Participation Agreement, dated as of December 30, 2009, as amended on April 13, 2010, November 22, 2013 and June 17, 2014, by and between CBLI and BioProcess Capital Partners LLC.

1.8 “Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

1.9 “Initial LLC Interests” means that number of LLC Interests that are purchased at the Closing, which shall be 35.22% of the participation interests in Incuron.

1.10 “Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

1.11 “Legal Proceeding” has the meaning set forth in Section 6.4.

1.12 “LLC Interests” has the meaning set forth in the preamble hereto.

1.13 “Mogutov Shares” means those certain shares of Common Stock purchased by Mogutov pursuant to that certain Securities Purchase Agreement, dated June 17, 2014, by and between CBLI, Mogutov and the other purchasers party thereto.

1.14 “Mogutov Shares Proceeds” means the total amount of proceeds received by Mogutov or in his behalf in connection with the sale by Mogutov of the Mogutov Shares.

1.15 “Notice of Resignation and Waiver Agreement” means that certain Notice of Resignation and Waiver Agreement by and between Elena Kasimova and CBLI, dated as of the date hereof and substantially in the form of Exhibit C.

1.16 “Option Agreement” means that certain Option Agreement, dated as of the date hereof and substantially in the form of Exhibit D.

1.17 “Payment” has the meaning set forth in Section 2.2.

1.18 “Royalty Agreement” means that certain Royalty Agreement, dated as of the date hereof and substantially in the form of Exhibit E.

1.19 “Russian Purchase Agreement” means that Agreement for Sale and Purchase of the Initial LLC Interests in the capital of Incuron executed by CBLI as seller and Mogutov as buyer as of the date hereof substantially in the form of Exhibit F and duly notarized.

1.20 “Transaction Agreements” means, collectively, (i) this Agreement, (ii) the Russian Purchase Agreement, (iii) the Notice of Resignation and Waiver Agreement, (iv) the Royalty Agreement, (v) the Fourth Amendment to Participation Agreement, and (vi) the Option Agreement.

2. PURCHASE AND SALE OF INCURON SHARES

2.1 Closing. At the Closing, upon the terms and subject to the conditions set forth herein, CBLI shall grant, sell, convey, assign, transfer and deliver to Mogutov, and Mogutov shall purchase and acquire from CBLI, the Initial LLC Interests.

2.2 Closing Consideration. The consideration to be paid by Mogutov to CBLI for the Initial LLC Interests shall be US$3,000,000 (the “Payment”), of which US$2,000,000 will be payable in cash and the remaining amount shall be paid from the Mogutuv Shares Proceeds, with irrevocable instruction for payment being given immediately following the notarized certification of Russian Purchase Agreement in accordance with the Escrow Agreement; provided, however, that in the event the Mogutov Shares Proceeds equal less than US$1,000,000, Mogutov shall not be obligated to pay to CBLI the difference between US$1,000,000 and the Mogutov Share Proceeds. Notwithstanding the foregoing, in the event the Shares are not sold by June 30, 2015, the Shares shall be sold by Mogutov and purchased by CBLI for US$1,000,000, which shall be offset against Mogutov’s obligation to pay for Initial LLC Interests hereunder as of June 30, 2015.

3. CLOSINGS

3.1. Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Initial LLC Interests and execution of the Transaction Agreements shall take place at a closing (the “Closing”) to be held in person by duly authorized representatives of the Parties in Moscow, Russian Federation at the offices of a duly authorized notary. The Closing shall be held on the Closing Date.

4. CLOSING DELIVERABLES

4.1 CBLI Closing Deliveries. At the Closing, CBLI shall deliver or cause to be delivered to Mogutov or Incuron, as applicable, the following:

(a)	this Agreement, duly executed by CBLI;

(b)	the Russian Purchase Agreement, duly executed by CBLI and notarized; and

(c)	the Fourth Amendment to the Participation Agreement, duly executed by CBLI; and

(d)	the Royalty Agreement, duly executed by CBLI.

4.2 Mogutov Closing Deliveries. At the Closing, Mogutov shall deliver or cause to be delivered to CBLI or the Escrow Agent, as applicable, the following:

(a)	this Agreement, duly executed by Mogutov;

(b)	the Russian Purchase Agreement, duly executed by Mogutov and notarized;

(c)	the Notice of Resignation and Waiver Agreement, duly executed by Ms. Elena Kasimova;

(d)	the Fourth Amendment to Participation Agreement duly executed by Mogutov and BioProcess Capital Partners LLC;

(e)	notarized consent of Mogutov’s spouse pursuant to which she consents to the purchase of the Initial Closing LLC Interests by Mogutov;

(e)	irrevocable instructions, via email from Mogutov or Elena Kasimova to the Escrow Agent, instructing the Escrow Agent to release the Payment to CBLI.

4.3 Notarial Certification. At the Closing, the Parties shall obtain notarial certification of the Russian Purchase Agreement and otherwise take the necessary steps to effectuate the transfer of the Initial LLC Interests in accordance with Russian Law.

4.4 Amendment of Incuron Charter. Not later than five (5) Business Day following adoption by Incuron shareholders of the respective participants’ resolution, Incuron shall provide evidence of the filing of an amendment to its charter substantially in the form attached hereto as Exhibit G to effect the governance changes agreed to in the Fourth Amendment to the Participation Agreement.

5. ADDITIONAL AGREEMENTS

5.1 Waiver of Stockholder Proposal Rights. Mogutov hereby waives any and all rights he has as a stockholder of CBLI to make any proposals to be voted on by the stockholders of CBLI until the occurrence of either (i) the one year anniversary of the Closing Date, or (ii) the date on which Mr. Richard McGowan ceases to be chairman of the Board of Directors of CBLI, whichever occurs later. Notwithstanding the foregoing, in the event a sale under the Option Agreement does not occur in a timely manner due to CBLI’s failure to perform any of its obligations thereunder, this Section 5.1 shall become null and void.

5.2 Further Assurances. At any time on or after the Closing, each Party hereto shall (1) execute and deliver any further assignments, conveyances and other assurances, documents and instruments of transfer reasonably requested by another Party to carry out the purposes of this Agreement and the other Transaction Agreements; and (2) cooperate with the other Parties as such Parties may reasonably request, so that the Parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all Governmental Authorities and other persons or entities the consent or approval of which, or a license or permit from which, is required for the consummation of the transactions contemplated herein, and (ii) provide to each other Party such information as the other Parties may reasonably request in order to enable it to prepare such filings and to conduct such negotiations. The Parties hereto also agree to obtain all such necessary consents, approvals, licenses and permits as promptly as practicable but in any event before the Closing Date. To the extent permitted by applicable Law, the Parties shall request that each Governmental Authority or other person or entity whose review, consent or approval is requested treat as confidential all information that is submitted to it.

5.3 Expenses. Each Party hereto will bear its respective direct and indirect expenses incurred in connection with the preparation and negotiation of this Agreement, the other Transaction Agreements and the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements, including all fees and expenses of its advisors and representatives, except that CBLI and Mogutov shall be responsible for all expenses incurred in connection with notarial certification of the Russian Purchase Agreement required pursuant to Section 4 in equal proportions.

5.4 Confidentiality; Public Announcements. Whether or not the transactions contemplated herein shall be concluded, from and after the date of this Agreement, the Parties hereto shall keep confidential all information obtained by a Party about the other Parties hereto. Each Party shall maintain confidentiality of the above information to the same degree as such Party maintains its own confidential information and shall be maintained until such time, if any, as any such data or information either is, or becomes, published or a matter of public knowledge. No Party shall issue, or permit any of its representatives to issue, any press release or otherwise make any public statements or announcements regarding this Agreement or the transactions contemplated herein without the prior consultation of the other Parties, except as otherwise determined to be necessary or appropriate to comply with any applicable Law or any rules or regulations of any supervisory, regulatory or other Governmental Authority having jurisdiction over it (including the United States Securities and Exchange Commission and/or any stock exchange), in which case the Party required to issue such press release or public announcement shall provide the other Party a opportunity to comment on such press release or public announcement in advance of such publication by providing draft of such press release or public announcement at least two (2) Business Days in advance of the date such press release or public announcement is planned to be made.

6. MISCELLANEOUS

6.1 Waivers, Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party hereto, upon any breach or default of any Party under this Agreement, shall impair any such right, power or remedy of such Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party hereto of any breach or default under this Agreement or any other Transaction Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement and of any other Transaction Agreement must be made in writing and shall be effective only to the extent specifically set forth in such writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other provision or condition of this Agreement or any other Transaction Agreement. All remedies, either under this Agreement or by Law or otherwise afforded to any Party, shall be cumulative and not alternative.

6.2 Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of the respective Parties hereto shall bind and inure to the benefit of their respective successors and assigns. Neither Party shall have the right to assign this Agreement without prior written consent of the other Party.

6.3 Notices. All notices, consents and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered by hand or by Federal Express, DHL Express or a similar overnight courier to, (b) five (5) days after being deposited in any United States Post Office enclosed in a postage prepaid and registered or certified envelope addressed to, or (c) when successfully transmitted by fax or e-mail (with a confirming copy of such communication to be sent as provided in clauses (a) or (b) above) to, the Party for whom intended, at the address, fax number or e-mail address for such Party set forth below (or at such other address, fax number or e-mail address for a party as shall be specified by like notice, provided, however, that any notice of change of address, fax number or e-mail address shall be effective only upon receipt):

If to CBLI, to it at:

Cleveland BioLabs, Inc.

73 High Street

Buffalo, New York USA 14203

Attention: Chief Executive Officer

Facsimile: +1-716-849-6820

Email: notices@cbiolabs.com

With copy (which shall not constitute notice) to:

Cooley LLP

500 Boylston Street

Boston, Massachusetts 02116

Attention: Marc Recht

Facsimile: +1-617-937-2400

Email: mrecht@cooley.com

If to Mogutov, to him at:

121069 Stoloviy pereulok, 6

Moscow 121069

Facsimile: +7 495 9747401

Email: mogutov@bioprocess.ru

If to Incuron, to it at:

Chief Executive Officer

6 Stolovy pereulok,

Moscow, Russia 121069

E-Mail: leonov@bioprocess.ru

6.4 Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Agreement or any other Transaction Agreement (other than the Initial Purchase Agreement and Second Purchase Agreement) shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each Party agrees that all legal proceedings concerning the construction, validity, enforcement and interpretation of this Agreement or any other Transaction Agreement (other than the Purchase Agreements and whether brought against a Party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) (“Legal Proceeding”) except as otherwise provided herein must be brought in the U.S. District Court for the Western District of New York (Buffalo Division) or, only to the extent that there is no federal jurisdiction, any state court of New York sitting in Buffalo. Each Party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Buffalo, New York for the adjudication of any Legal Proceeding and hereby irrevocably waives, and agrees not to assert in any such Legal Proceeding any claim that it is not personally subject to the jurisdiction of any such court or that any such court is an inconvenient venue. Each Party hereby irrevocably waives personal service of process and consents to process being served in any Legal Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such Party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either Party shall commence a Legal Proceeding, then the prevailing Party in such Legal Proceeding shall be reimbursed by the other Party for any and all related costs, charges and expenses, including reasonable attorneys’ fees. A Party that successfully moves to dismiss a Legal Proceeding is, without limitation, a prevailing Party. This Section 6.4 shall survive the expiration or earlier termination of this Agreement.

6.5 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning or construction of any of the terms hereof. Unless otherwise specified, any reference in this Agreement to a particular section, clause or other subdivision, or a particular schedule or exhibit, shall be considered a reference to that section, clause or other subdivision of, or to that schedule or exhibit to, this Agreement.

6.6 Entire Agreement. This Agreement, together with the Transaction Agreements referred to herein, embody the entire agreement among the Parties in relation to its subject matter, and supersedes in their entirety all prior contracts, agreements, arrangements, communications, discussions, representations and warranties, whether oral or written among the Parties, relating to such subject matter.

6.7 Severability. Each section, subsection and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant and/or provision hereof. In the event that any provision of this Agreement shall finally be determined to be unlawful, all such provisions shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect, and in substitution for any such provision held unlawful, there shall be substituted a provision of similar import reflecting the original intent of the Parties hereto to the extent permissible under law.

6.8 Waivers and Amendments. This Agreement may be amended or modified in whole or in part only by a writing that makes reference to this Agreement executed by the Parties. The obligations of any Party hereunder may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Party claimed to have given the waiver; provided, however, that any waiver by any Party of any violation of, breach of, or default under any provision of this Agreement or any other agreement provided for herein shall not be construed as, or constitute, a continuing waiver of such provision, or a waiver of any other violation of, breach of or default under any other provision of this Agreement or any other agreement provided for herein.

6.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument, and fax or electronic copy of a signature shall be deemed to be an original for all purposes; provided that an original of such fax or electronic signature shall be delivered within five (5) days thereof.

6.10 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and nothing herein expressed or implied shall give or be construed to give to any person or entity, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

6.11 Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

6.12 Interpretation. Each Party has been represented by independent counsel of its choosing with respect to the preparation and execution of this Agreement, the Transaction Agreements and any other agreements and documents contemplated hereby or thereby, and the advice regarding such Party’s rights and obligations hereunder and thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

[Signatures follow]

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement in counterpart originals by their duly authorized officers and representatives effective as of the Agreement Date.

CLEVELAND BIOLABS, INC.

By	/s/ Leah Brownlee
Name:	Leah Brownlee, J.D.
Title:	EVP, Compliance & Operations

MIKHAIL MOGUTOV

By	/s/ Mikhail Mogutov
Name:	Mikhail Mogutov, Ph.D.

INCURON LLC

By	/s/ Andrey Leonov
Name:	Andrey Leonov, Ph.D.
Title:	Chief Executive Officer

[Signature Page to Master Purchase Agreement]